Exhibit 99.1

RISE Education Announces Second Quarter 2020 Unaudited Financial Results

BEIJING, August 13, 2020 – RISE Education Cayman Ltd (“RISE” or the “Company”) (NASDAQ: REDU), a leading junior English Language Training (“ELT”) provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Impact of COVID-19

The outbreak of COVID-19 in late January 2020 had a significant and material adverse impact on the Company’s operations during the first half of 2020. In accordance with government regulations to contain the outbreak, RISE’s learning centers were temporarily closed starting January 19, 2020 until June 2020. This adversely impacted the Company’s ability to recognize revenue and collect tuition fees not only from renewed students due to the deferred academic schedule, but also from new students who are acquired through its physical network of learning centers. In response to this challenging environment, the Company proactively implemented measures during the first half of the year to stabilize its business through targeted cost controls and adjusted capital expenditure and liquidity plans to preserve cash. At the same time, the Company also upgraded and transformed Rise+ into a nation-wide open and interactive technology platform for learning, teaching and training. The Company successfully delivered its first online small group class through Rise+ platform in March 2020, which has demonstrated the Company’s digital capabilities and built a solid infrastructure for the transformation of its business into an Online Merge Offline (“OMO”) model.

Second Quarter of 2020 Financial and Operational Summary

•	Total revenues were RMB165.0 million (US$23.4 million) in the second quarter of 2020, compared with RMB109.0 million for the preceding quarter and RMB367.1 million for the second quarter of 2019.

•

Net loss attributable to RISE was RMB58.0 million (US$8.2 million) in the second quarter of 2020, compared with net loss of RMB103.8 million for the preceding quarter and net income of RMB21.2 million for the second quarter of 2019.

•

Non-GAAP net loss attributable to RISE was RMB51.6 million (US$7.3 million) in the second quarter of 2020, compared with non-GAAP net loss of RMB99.5 million for the preceding quarter and non-GAAP net income of RMB54.8 million for the second quarter of 2019.

•

Adjusted EBITDA[1] loss was RMB44.5 million (US$6.3 million) in the second quarter of 2020, compared with adjusted EBITDA loss of RMB108.0 million for the preceding quarter and adjusted EBITDA income of RMB89.0 million for the second quarter of 2019.

•

Students in class[2] for Rise regular courses (including Rise Start and Rise On programs) were 50,572 as of June 30, 2020, a decrease of 2013 from 52,585 as of March 31, 2020 and an increase of 35 from 50,537 as of June 30, 2019.

•

New students enrolled[3] for Rise regular courses in the second quarter of 2020 were 3,749, compared with 1,507 for the preceding quarter and 6,133 for the second quarter of 2019. New students enrolled for other Rise courses, which were taught online (including Rise Up, Can-Talk, other Rise online courses and courses provided by The Edge learning centers) were 1,185 in the second quarter of 2020, compared with 669 for the preceding quarter and 2,996 for the second quarter of 2019. The online small group class, which enrolled 31,882 students in the preceding quarter, was a temporary product offered to students only in March. In the second quarter, we offered an upgraded version, the dual-teacher online small group class.

•	The total number of the Company’s learning centers was 485, consisting of 88 self-owned (including 2 operated by The Edge) and 397 franchised learning centers.

[1]	Adjusted EBITDA excludes share-based compensation expenses from EBITDA.
[2]	Students in class refers to the students who were taking our ongoing courses as of a given date.
[3]	New students enrolled refers to the newly acquired students who enrolled in our courses during a given period of time.

	Three Months Ended
(in thousands RMB, except for percentage and per ADS data)	June 30, 2019	March 31, 2020	June 30, 2020	Pct. Change YoY	Pct. Change QoQ
Revenues	367,057	108,989	164,990	-55.1%	51.4%
Operating income/(loss)	43,262	(131,397)	(73,887)	-270.8%	N/A
Non-GAAP operating income/(loss)	76,798	(127,050)	(67,496)	-187.9%	N/A
Net income/(loss) attributable to RISE	21,236	(103,837)	(58,035)	-373.3%	N/A
Non-GAAP net income/(loss) attributable to RISE	54,772	(99,490)	(51,644)	-194.3%	N/A
Net income/(loss) per ADS attributable to RISE – basic	0.37	(1.84)	(1.03)	-378.4%	N/A
Net income/(loss) per ADS attributable to RISE – diluted	0.37	(1.84)	(1.03)	-378.4%	N/A
Non-GAAP net income/(loss) per ADS attributable to RISE – basic	0.97	(1.76)	(0.92)	-194.8%	N/A
Non-GAAP net income/(loss) per ADS attributable to RISE – diluted	0.95	(1.76)	(0.92)	-196.8%	N/A
Adjusted EBITDA	88,953	(108,006)	(44,487)	-150.0%	N/A

	Six Months Ended June 30
(in thousands RMB, except for percentage and per ADS data)	2019	2020	Pct. Change
Revenues	702,083	273,979	-61.0%
Operating income/(loss)	96,302	(205,285)	-313.2%
Non-GAAP operating income/(loss)	137,462	(194,549)	-241.5%
Net income/(loss) attributable to RISE	57,605	(161,872)	-381.0%
Non-GAAP net income/(loss) attributable to RISE	98,765	(151,136)	-253.0%
Net income/(loss) per ADS attributable to RISE – basic	1.01	(2.87)	-384.2%
Net income/(loss) per ADS attributable to RISE – diluted	0.99	(2.87)	-389.9%
Non-GAAP net income/(loss) per ADS attributable to RISE – basic	1.73	(2.68)	-254.9%
Non-GAAP net income/(loss) per ADS attributable to RISE – diluted	1.69	(2.68)	-258.6%
Adjusted EBITDA	169,450	(152,494)	-190.0%

Ms. Lihong Wang, Chairwoman and Chief Executive Officer of RISE, commented, “After we weathered a challenging environment in the first quarter, we are very pleased to report significantly improved results today. Our business recovery in the second quarter was strong and encouraging. The migration of our offline courses online in the quarter was a huge success. Our ability to swiftly transition our regular courses online and our ability to manage the concurrent operations of online and offline models underpinned our performance, and it has further proved that our platform is robust, reliable, and stable. The high attendance rate of our online courses has demonstrated the strength of our brand and customer loyalty. Our new student enrollments have shown a strong V-shaped recovery in the second quarter, thanks to the newly-developed channels and new marketing tools we adopted during the quarter, as well as innovative incentive schemes we provided to our sales team and our customers. We have seen the strong upward enrollment momentum continuing into the third quarter. We are well on track to implement our OMO strategy and I firmly believe that we are well-positioned to capture the tremendous opportunities ahead and emerge as a leading OMO educator in China.”

Ms. Jiandong Lu, Chief Financial Officer of RISE, added, “We experienced a very robust and encouraging recovery of our business in the second quarter, and we are very pleased to see that strong momentum carried into the beginning of the second half of 2020. The cost control initiatives we implemented during the first quarter continued to play out in the second quarter. We are in the process of optimizing class scheduling and class size to further increase classroom capacity and utilization in the near term. These positive developments, coupled with the planned opening of 3 new learning centers in the second half of this year, give us confidence in our ability to deliver further growth and create greater value for our shareholders in the months ahead.”

Financial Results for the Second Quarter of 2020

Revenues

Total revenues for the second quarter of 2020 increased by RMB56.0 million, or 51.4%, to RMB165.0 million (US$23.4 million) from RMB109.0 million for the preceding quarter and decreased by RMB202.1 million, or 55.1%, from RMB367.1 million for the same period of the prior year.

•

Revenues from educational programs for the second quarter of 2020 increased by 48.5% quarter-over-quarter and decreased by 53.7% year-over-year to RMB151.5 million (US$21.4 million). The quarter-over-quarter increase in revenues from educational programs was primarily due to the migration of most of our offline regular course students online to resume their study since late April 2020. In addition, the online small group class course which was launched early March continued contributing revenues in the second quarter. With the COVID-19 situation alleviated, all of the Company’s self-owned learning centers located in Shanghai, Guangzhou, Shenzhen and Wuxi have been gradually reopened since June 2020. However, a majority of the revenues from our educational programs in the quarter was from our online operation. The year-over-year decrease in revenues from educational programs was primarily due to the temporary closure of self-owned learning centers from late January 2020 since the outbreak of COVID-19.

•

Franchise revenues for the second quarter of 2020 increased by 111.7% quarter-over-quarter and decreased by 67.5 % year-over year to RMB12.9 million (US$1.8 million). The quarter-over-quarter increase in franchise revenues was primarily due to a growth in recurring franchise revenues as a result of the gradually reopening of franchised learning centers. The year-over-year decrease in franchise revenues was primarily due to a decline in recurring franchise revenues as a result of the outbreak of COVID-19.

•	Other revenues for the second quarter of 2020 decreased by 33.8% quarter-over-quarter and increased by 54.0% year-over year to RMB0.6 million (US$0.1 million).

Cost of Revenues

Cost of revenues for the second quarter of 2020 decreased by RMB1.0 million, or 0.7%, to RMB141.6 million (US$20.0 million) from RMB142.6 million for the preceding quarter and decreased by RMB18.8 million, or 11.7%, from RMB160.4 million for the same period of the prior year. The quarter-over-quarter decrease was primarily due to the Company’s continuous efforts in controlling rental expenses and personnel costs. The year-over-year decrease was primarily due to the declined teachers’ compensations as a result of the reduced teaching hours and social insurance exemption, as well as rental concession. In addition, the year-over-year decrease was also caused by a decrease in direct costs associated with the Company’s study tour services and costs of learning materials. Non-GAAP cost of revenues4 for the second quarter of 2020 decreased by 0.5% quarter-over-quarter and decreased by 11.3% year-over-year to RMB137.6 million (US$19.5 million).

Gross Profit/(Loss)

As a result of the foregoing, the Company recorded gross profit of RMB23.4 million (US$3.3 million) for the second quarter of 2020, compared to gross loss of RMB33.6 million for the preceding quarter. The Company’s gross profit for the second quarter of 2020 decreased by RMB183.2 million year-over-year from RMB206.6 million for the same period of the prior year.

[4]

Non-GAAP cost of revenues exclude relevant share-based compensation (“SBC”) expenses and amortization of certain intangible assets, including teaching course license, acquired as part of the junior ELT business by the Company from certain third-party in 2013 (the “2013 acquisition”) from cost of revenues. Non-GAAP operating income adds back SBC expenses and amortization of certain intangible assets, including trademark, acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses excludes relevant SBC expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. For details on the calculation of each of these items and the reconciliation of each to the most directly comparable GAAP financial measure, see “About Non-GAAP Financial Measures” and “Reconciliation of GAAP and Non-GAAP Results.”

Operating Expenses

Total operating expenses for the second quarter of 2020 decreased by RMB0.5 million, or 0.5%, to RMB97.3 million (US$13.8 million) from RMB97.8 million for the preceding quarter and decreased by RMB66.1 million, or 40.4%, from RMB163.4 million for the same period of the prior year. Non-GAAP operating expenses for the second quarter of 2020 were RMB94.9 million (US$13.4 million).

•

Selling and marketing expenses decreased by 1.7% quarter-over-quarter and decreased by 40.0% year-over-year to RMB42.5 million (US$6.0 million) for the second quarter of 2020. The quarter-over-quarter decrease was primarily associated with the Company’s effort in personnel optimization, which was partially offset by increased advertisement expenses. The year-over-year decrease was primarily due to the Company’s well-managed investment in online and offline marketing activities and personnel optimization efforts. Non-GAAP selling and marketing expenses for the second quarter of 2020 decreased by 2.3% quarter-over-quarter and decreased by 40.9% year-over-year to RMB41.2 million (US$5.8 million).

•

General and administrative expenses increased slightly by 0.4% quarter-over-quarter and decreased by 40.8% year-over-year to RMB54.8 million (US$7.8 million) for the second quarter of 2020. The year-over-year decrease was primarily due to a decrease in share-based compensation expenses, and the Company’s continuous efforts in controlling administrative expenses and in personnel optimization. Non-GAAP general and administrative expenses for the second quarter of 2020 decreased by 3.5% quarter-over-quarter and decreased by 17.9% year-over-year to RMB53.6 million (US$7.6 million).

Operating Income/(Loss)

Operating loss for the second quarter of 2020 narrowed by RMB57.5 million to RMB73.9 million (US$10.5 million) from operating loss of RMB131.4 million for the preceding quarter, compared with operating income of RMB43.3 million for the same period of the prior year. Non-GAAP operating loss for the second quarter of 2020 was RMB67.5 million (US$9.6 million), compared with non-GAAP operating loss of RMB127.1 million for the preceding quarter and non-GAAP operating income of RMB76.8 million for the same period of the prior year.

Interest Expense

Interest expense for the second quarter of 2020 was RMB5.9 million (US$0.8 million), compared with RMB6.8 million for the preceding quarter and RMB8.9 million for the same period of the prior year. The quarter-over-quarter decrease was attributable to decreased interest rate, while the year-over-year decrease was due to decreases in both the outstanding balance of loans and the interest rate.

Other Income

Other income for the second quarter of 2020 was RMB2.2 million (US$0.3 million), compared with RMB3.0 million for the preceding quarter and RMB0.6 million for the same period of the prior year.

Income Tax Expense/(Benefit)

Income tax benefit for the second quarter of 2020 was RMB11.0 million (US$1.6 million), compared with income tax benefit of RMB19.7 million for the preceding quarter and income tax expense of RMB19.2 million for the same period of the prior year.

Net Loss Attributable to RISE

Net loss attributable to RISE for the second quarter of 2020 was RMB58.0 million (US$8.2 million), which was narrowed by RMB45.8 million compared with the preceding quarter, and compared with net income attributable to RISE of RMB21.2 million for the same period of the prior year.

Non-GAAP net loss attributable to RISE for the second quarter of 2020 was RMB51.6 million (US$7.3 million), compared with RMB99.5 million for the preceding quarter and Non GAAP net income attributable to RISE of RMB54.8 million for the same period of the prior year.

EBITDA represents net income/(loss) before interests, taxes, depreciation, and amortization. EBITDA loss for the second quarter of 2020 was RMB46.4 million (US$6.6 million), compared with EBITDA loss of 108.0 million for the preceding quarter and EBITDA income of RMB59.7 million for the same period of the prior year.

Adjusted EBITDA loss for the second quarter of 2020 was RMB44.5 million (US$6.3 million), compared with adjusted EBITDA loss of 108.0 million for the preceding quarter and EBITDA income of RMB89.0 million for the same period of the prior year.

Basic and Diluted Earnings per ADS

Basic and diluted net loss attributable to RISE per ADS was RMB1.03 (US$0.15) for the second quarter of 2020.

Basic and diluted non-GAAP net loss attributable to RISE per ADS was RMB0.92 (US$0.13) for the second quarter of 2020.

Cash Flow

Net cash outflow from operating activities for the second quarter of 2020 was RMB118.1 million (US$16.7 million), compared with RMB82.4 million for the preceding quarter and RMB129.2 million for the same period of the prior year. The quarter-over-quarter increase in cash outflow was mainly due to reduced cash collection from regular courses as a result of the temporary closure of self-owned and franchised learning centers for almost the entire quarter.

Balance Sheet

As of June 30, 2020, the Company had combined cash and cash equivalents and restricted cash of RMB753.5 million (US$106.7 million), as compared with RMB1,022.8 million as of December 31, 2019.

Current and non-current deferred revenue and customer advances were RMB677.8 million (US$95.9 million) as of June 30, 2020, representing a decrease of 10.3% from RMB756.0 million as of December 31, 2019. The decrease was primarily because the revenue recognition for our courses and services is larger than the cash collection for the courses. Deferred revenue and customer advances mainly consisted of upfront tuition payments from students and initial franchise fees from the Company’s franchisees.

Financial Results for the Six Months Ended June 30, 2020

Revenues

Total revenues for the first half of 2020 decreased by RMB428.1 million, or 61.0% to RMB274.0 million (US$38.8 million) from RMB702.1 million for the same period of the prior year.

•

Revenues from educational programs for the first half of 2020 decreased by 58.8% to RMB253.5 million (US$35.9 million). The decrease in revenues from educational programs was primarily due to the temporary suspension of our offline business since late January of 2020 due to the outbreak of COVID-19, which was partially offset by the revenues generated by our online services by migrating offline students online and launching new online products.

•

Franchise revenues for the first half of 2020 decreased by 75.6% to RMB19.0 million (US$2.7 million), primarily due to a decline in recurring franchise revenue as a result of the temporary closure of franchised learning centers.

•	Other revenues for the first half of 2020 decreased by 82.8% to RMB1.5 million (US$0.2 million).

Cost of Revenues

Cost of revenues for the first half of 2020 decreased by RMB30.7 million, or 9.7%, to RMB284.2 million (US$40.2 million) from RMB314.8 million for the same period of the prior year. The decrease was primarily due to a decrease in direct costs associated with the Company’s study tour services, cost of learning materials, teachers’ compensations as a result of reduced teaching hours, reduced teachers’ headcount, and social insurance exemption and rental concession. Non-GAAP cost of revenues for the first half of 2020 decreased by 9.7% to RMB275.9 million (US$39.1 million).

Gross Profit/(Loss)

Gross loss for the first half of 2020 was RMB10.2 million (US$1.4 million), compared with gross profit of RMB387.3 million for the same period of the prior year.

Operating Expenses

Total operating expenses for the first half of 2020 decreased by RMB95.9 million, or 32.9%, to RMB195.1 million (US$27.6 million) from RMB291.0 million for the same period of the prior year . Non-GAAP operating expenses for the first half of 2020 were RMB192.6 million (US$27.3 million).

•

Selling and marketing expenses decreased by 37.2% year-over-year to RMB85.7 million (US$12.1 million) for the first half of 2020. The decrease was primarily due to the Company’s curtailed and well-management investment in online and offline marketing activities and reduced personnel costs resulting from personnel optimization, lower performance-based compensation due to the lower new student enrollments reflecting the impact of the COVID-19 pandemic. Non-GAAP selling and marketing expenses during the first half of 2020 decreased by 38.0% year-over-year to RMB83.5 million (US$11.8 million).

•

General and administrative expenses decreased by 29.2% year-over-year to RMB109.4 million (US$15.5 million) for the first half of 2020. The decrease was mainly attributable to a decrease in share-based compensation expenses and the Company’s efforts on personnel optimization and rigorous control of administrative expenses. Non-GAAP general and administrative expenses for the first half of 2020 decreased by 12.3% year-over-year to RMB109.1 million (US$15.4 million).

Operating Income/(Loss)

Operating loss for the first half of 2020 was RMB205.3 million (US$29.1 million), compared with operating income of RMB96.3 million for the same period of the prior year. Non-GAAP operating loss for the first half of 2020 was RMB194.5 million (US$27.5 million), compared with non-GAAP operating income of RMB137.5 million for the same period of the prior year.

Interest Expense

Interest expense for the first half of 2020 was RMB12.7 million (US$1.8 million), compared with RMB17.8 million for the same period of the prior year due to the reduced outstanding balance and lower interest rates.

Other Income

Other income for the first half of 2020 was RMB5.2 million (US$0.7 million), compared with RMB8.5 million other income for the same period of the prior year.

Income Tax Expense/(Benefit)

Income tax benefit for the first half of 2020 was RMB30.8 million (US$4.4 million), compared with income tax expense of RMB37.9 million for the same period of the prior year.

Net Loss Attributable to RISE

Net loss attributable to RISE for the first half of 2020 was RMB161.9 million (US$22.9 million).

Non-GAAP net loss attributable to RISE for the first half of 2020 was RMB151.1 million (US$21.4 million).

EBITDA loss for the first half of 2020 was RMB154.4 million (US$21.9 million).

Adjusted EBITDA loss for the first half of 2020 was RMB152.5 million (US$21.6 million).

Basic and Diluted Earnings per ADS

Basic and diluted net loss attributable to RISE per ADS was RMB2.87 (US$0.41) for the first half of 2020.

Basic and diluted non-GAAP net loss attributable to RISE per ADS was RMB2.68 (US$0.38) for the first half of 2020.

Cash Flow

Net cash outflow from operating activities for the first half of 2020 was RMB200.5 million (US$28.4 million), compared with RMB124.2 million for the same period of the prior year. The cash outflow for the first half of 2020 was mainly attributable to reduced cash collection from regular courses as a result of the temporary closure of self-owned and franchised learning centers; while the cash outflow for the same period of 2019 was mainly attributable to the change in the collection schedule for tuition fees to comply with certain regulatory requirements.

Business Outlook

Although the depth and scale of the impact of COVID-19 is still unknown, we believe we are well-positioned to navigate the rapidly evolving market environment and capture potential market opportunities. Our learning centers in Shanghai, Guangzhou, Shenzhen and Wuxi have resumed full offline operations, and learning centers in Beijing and Shijiazhuang are expected to reopen in September at a pace regulated by the government. Our ability to switch between the online and offline models and to manage our online and offline operations concurrently will help us mitigate the risks of any potential resurgence of COVID-19 to our business. Taking all this into account, we expect our revenue in the third quarter of 2020 to be in the range of RMB325 million to RMB335 million.

Conference Call Information

RISE will hold a conference call on August 13, 2020 at 9:00 pm Eastern Time (or August 14, 2020 at 9:00 am Beijing Time) to discuss the financial results. Due to the impact of COVID-19, operator assisted conference calls are not available at the moment. All participants must preregister online prior to the call to receive the dial-in details.

Conference call preregistration link is http://apac.directeventreg.com/registration/event/8699700. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly.

A telephone replay will be accessible through August 20, 2020 by dialing the following numbers:

United States:	+1-646-254-3697

International:	+61-2-8199-0299

Mainland China:	400-6322-162

Hong Kong:	+852-3051-2780

Conference ID:	#8699700

A live and archived webcast of the conference call, together with a copy of the presentation slides used for the conference call, will also be available at the Company’s investor relations website at http://ir.risecenter.com/.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.0651 to US$1.00, the noon buying rate in effect on June 30, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About Non-GAAP Financial Measures

To supplement RISE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP. Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in the table at the end of this earnings release entitled “Reconciliation of GAAP and Non-GAAP Results,” which provides more details on the non-GAAP financial measures.

Non-GAAP cost of revenues, non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, provides the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary operating expenses of the Company’s operations and share-based compensation.

EBITDA, adjusted EBITDA and non-GAAP net income/(loss) provide the Company with an understanding of the results from the primary operations of the Company’s business by excluding the effects of certain transaction-related expenses that do not reflect the ordinary EBITDA and net income/(loss) of the Company’s operations.

The Company uses non-GAAP operating expenses, including non-GAAP selling and marketing expenses and non-GAAP general and administrative expenses, non-GAAP operating income/(loss), Non-GAAP operating margin, EBITDA, adjusted EBITDA, non-GAAP net income/(loss) attributable to RISE, and non-GAAP basic and diluted net income/(loss) per ADS attributable to RISE to evaluate the Company’s period-over-period operating performance because the Company’s management believes these provide a more comparable measure of the Company’s continuing business as it adjusts for transaction-related expenses that are not reflective of the normal earnings of the Company’s business. These measures may be useful to an investor in evaluating the underlying operating performance of the Company’s business, and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future.

Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

Non-GAAP cost of revenues exclude relevant share-based compensation expenses and amortization of certain intangible assets (“IA”) acquired as part of the 2013 acquisition from cost of revenues. Non-GAAP operating income/(loss) adds back share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. Each of non-GAAP operating expenses, non-GAAP selling and marketing expenses or non-GAAP general and administrative expenses excludes relevant share-based compensation expenses and amortization of certain intangible assets acquired as part of the 2013 acquisition. EBITDA represents net income/(loss) before interests, taxes, depreciation and amortization.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measures.”

About RISE Education

RISE Education Cayman Ltd is a leading junior English Language Training (“ELT”) provider based in Beijing. Founded in 2007, the Company pioneered the application of the “subject-based learning” philosophy in China, which uses language arts, math, natural science, and social science to teach English in an immersive environment that helps students learn to speak and think like a native speaker. Through three flagship courses, Rise Start, Rise On, and Rise Up, and other complementary products, the Company provides ELT to students aged three to six, seven to twelve and thirteen to eighteen, respectively. The Company’s highly scalable business model includes both self-owned and franchised learning centers. For more information, please visit http://en.risecenter.com/.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about RISE and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to maintain or enhance its brand, its ability to compete effectively against its competitors, its ability to execute its growth strategy, its ability to introduce new products or enhance existing products, its ability to obtain required licenses, permits, filings or registrations, its ability to grow or operate or effectively monitor its franchise business, quarterly variations in its operating results caused by factors beyond its control, macroeconomic conditions in China and government policies and regulations relating to its corporate structure, business and industry and their potential impact on its future business development, financial condition and results of operations. All information provided in this press release is as of the date hereof, and RISE undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although RISE believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by RISE is included in RISE’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F for the year ended December 31, 2019.

Investor Relations Contact

Karen Gu

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	As of
	December 31, 2019	June 30, 2020	June 30, 2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	999,012	588,672	83,321
Restricted cash	23,813	164,828	23,330
Accounts receivable, net	1,745	1,054	149
Amounts due from related parties	191	1,807	256
Inventories	8,685	7,740	1,096
Prepaid expenses and other current assets	51,420	91,881	13,004

Total current assets	1,084,866	855,982	121,156
Property and equipment, net	137,340	111,081	15,722
Intangible assets, net	210,346	204,325	28,920
Long-term investment	33,000	33,000	4,671
Goodwill	665,416	669,899	94,818
Deferred tax assets	11,026	33,046	4,677
Other non-current assets	49,638	57,867	8,191
Operating lease right-of use assets	610,323	626,848	88,726

Total assets	2,801,955	2,592,048	366,881

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term loan	134,015	136,003	19,250
Accounts payable	7,553	4,373	619
Accrued expenses and other current liabilities	202,808	253,820	35,926
Deferred revenue and customer advances	716,637	641,907	90,856
Income taxes payable	14,594	5,035	713
Operating lease liabilities, current portion	157,911	194,412	27,517

Total current liabilities	1,233,518	1,235,550	174,881

Long-term loan	370,163	379,127	53,662
Deferred revenue and customer advances	39,397	35,879	5,078
Deferred tax liabilities	31,116	22,903	3,242
Other non-current liabilities	39,156	39,397	5,576
Operating lease liabilities, non-current portion	464,304	426,963	60,433

Total liabilities	2,177,654	2,139,819	302,872

Shareholders’ equity:
Ordinary shares	6,946	6,946	983
Additional paid-in capital	583,262	585,190	82,828
Statutory reserves	104,830	104,830	14,838
Accumulated deficit	(127,059)	(288,931)	(40,896)
Accumulated other comprehensive income	40,917	41,137	5,823

Total Rise Education Cayman Ltd shareholders’ equity	608,896	449,172	63,576

Non-controlling interests	15,405	3,057	433

Total equity	624,301	452,229	64,009

Total liabilities, non-controlling interests and shareholders’ equity	2,801,955	2,592,048	366,881

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended				Six Months Ended June 30
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	2019	2020	2020
	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues	367,057	108,989	164,990	23,353	702,083	273,979	38,779
Educational programs	326,877	101,989	151,465	21,438	615,490	253,454	35,873
Franchise revenues	39,797	6,109	12,935	1,831	77,975	19,044	2,696
Others	383	891	590	84	8,618	1,481	210
Cost of revenues	(160,414)	(142,568)	(141,582)	(20,040)	(314,815)	(284,150)	(40,219)

Gross profit/(loss)	206,643	(33,579)	23,408	3,313	387,268	(10,171)	(1,440)
Selling and marketing expenses	(70,742)	(43,220)	(42,474)	(6,012)	(136,404)	(85,695)	(12,129)
General and administrative expenses	(92,639)	(54,598)	(54,821)	(7,759)	(154,562)	(109,419)	(15,487)

Operating income/(loss)	43,262	(131,397)	(73,887)	(10,458)	96,302	(205,285)	(29,056)
Interest income	6,835	3,852	4,055	574	9,409	7,907	1,119
Interest expense	(8,895)	(6,791)	(5,883)	(833)	(17,848)	(12,674)	(1,794)
Foreign currency exchange loss	(538)	(79)	(17)	(2)	(489)	(96)	(14)
Other income, net	572	2,987	2,183	309	8,499	5,171	732

Income before income tax expense	41,236	(131,428)	(73,549)	(10,410)	95,873	(204,977)	(29,013)
Income tax (expense)/benefit	(19,176)	19,728	11,029	1,561	(37,882)	30,757	4,354

Net income/(loss)	22,060	(111,700)	(62,520)	(8,849)	57,991	(174,220)	(24,659)

Add: net (income)/loss attributable to non-controlling interests	(824)	7,863	4,485	635	(386)	12,348	1,748

Net income/(loss) attributable to RISE Education Cayman Ltd	21,236	(103,837)	(58,035)	(8,214)	57,605	(161,872)	(22,911)

Net income/(loss) per ordinary share:
Basic	0.19	(0.92)	(0.51)	(0.07)	0.50	(1.44)	(0.20)
Diluted	0.18	(0.92)	(0.51)	(0.07)	0.49	(1.44)	(0.20)

Net income/(loss) per ADS (Notes 1):
Basic	0.37	(1.84)	(1.03)	(0.15)	1.01	(2.87)	(0.41)
Diluted	0.37	(1.84)	(1.03)	(0.15)	0.99	(2.87)	(0.41)

Shares used in net income/(loss) per ordinary share computation:
Basic	113,462,302	112,756,311	112,756,844	112,756,844	114,269,814	112,756,577	112,756,577
Diluted	114,826,742	112,756,311	112,756,844	112,756,844	116,798,699	112,756,577	112,756,577

ADSs used in net income/(loss) per ADS computation:
Basic	56,731,151	56,378,155	56,378,422	56,378,422	57,134,907	56,378,289	56,378,289
Diluted	57,413,371	56,378,155	56,378,422	56,378,422	58,399,350	56,378,289	56,378,289

Note 1: Each ADS represents two ordinary shares.

RISE EDUCATION CAYMAN LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except share and ADS data and per share and per ADS data)

	Three Months Ended				Six Months Ended June 30
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	2019	2020	2020
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net income/(loss)	22,060	(111,700)	(62,520)	(8,849)	57,991	(174,220)	(24,659)
Other comprehensive (loss)/income, net of tax of nil:
Foreign currency translation adjustments	(90)	251	(31)	(5)	(602)	220	31

Other comprehensive (loss)/income	(90)	251	(31)	(5)	(602)	220	31

Comprehensive income/(loss)	21,970	(111,449)	(62,551)	(8,854)	57,389	(174,000)	(24,628)

Add: comprehensive (income)/loss attributable to non-controlling interests	(824)	7,863	4,485	635	(386)	12,348	1,748

Comprehensive income/(loss) attributable to RISE Education Cayman Ltd	21,146	(103,586)	(58,066)	(8,219)	57,003	(161,652)	(22,880)

RISE EDUCATION CAYMAN LTD

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except ADS data and per ADS data)

	Three Months Ended				Six Months Ended June 30
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020	2019	2020	2020
	RMB	RMB	RMB	USD	RMB	RMB	USD
Net income/(loss)	22,060	(111,700)	(62,520)	(8,849)	57,991	(174,220)	(24,659)
Share-based compensation (“SBC”)	29,246	(41)	1,935	274	32,629	1,893	268
IA amortization arising from Bain acquisition	4,290	4,388	4,456	631	8,531	8,843	1,251
Non-GAAP net income/(loss)	55,596	(107,353)	(56,129)	(7,944)	99,151	(163,484)	(23,140)

Add: net (income)/ loss attributable to non-controlling interests	(824)	7,863	4,485	635	(386)	12,348	1,748

Non-GAAP net income/(loss) attributable to RISE Education Cayman Ltd	54,772	(99,490)	(51,644)	(7,309)	98,765	(151,136)	(21,392)

Net income/(loss)	22,060	(111,700)	(62,520)	(8,849)	57,991	(174,220)	(24,659)
Add: Depreciation	11,134	12,646	17,465	2,471	21,887	30,111	4,262
Add: Amortization	5,277	7,878	7,834	1,109	10,622	15,712	2,224
Add: Interest expense	8,895	6,791	5,883	833	17,848	12,674	1,794
Add: Income tax expense/(benefit)	19,176	(19,728)	(11,029)	(1,561)	37,882	(30,757)	(4,353)
Less: Interest income	6,835	3,852	4,055	574	9,409	7,907	1,119

EBITDA	59,707	(107,965)	(46,422)	(6,571)	136,821	(154,387)	(21,851)

SBC	29,246	(41)	1,935	274	32,629	1,893	268
Adjusted EBITDA	88,953	(108,006)	(44,487)	(6,297)	169,450	(152,494)	(21,583)

Cost of revenues	160,414	142,568	141,582	20,040	314,815	284,150	40,219
Personnel costs	69,337	65,859	61,980	8,773	133,372	127,839	18,094
Rental costs	53,537	50,873	49,595	7,020	105,428	100,468	14,220
Others	37,540	25,836	30,007	4,247	76,015	55,843	7,905
Less: SBC	1,754	699	320	45	2,204	1,019	144
Less: IA amortization arising from Bain acquisition	3,497	3,577	3,632	514	6,954	7,208	1,020

Non-GAAP cost of revenues	155,163	138,292	137,630	19,481	305,657	275,923	39,055

Non-GAAP gross profit/(loss)	211,894	(29,303)	27,360	3,872	396,426	(1,944)	(276)
Selling and marketing expenses	70,742	43,220	42,474	6,012	136,404	85,695	12,129
Less: SBC	153	195	403	57	255	598	85
Less: IA amortization arising from Bain acquisition	793	811	824	117	1,577	1,635	231

Non-GAAP selling and marketing expenses	69,796	42,214	41,247	5,838	134,572	83,462	11,813

General and administrative expenses	92,639	54,598	54,821	7,759	154,562	109,419	15,487
Less: SBC	27,339	(935)	1,212	172	30,170	276	39

Non-GAAP general and administrative expenses	65,300	55,533	53,609	7,587	124,392	109,143	15,448

Operating expense	163,381	97,818	97,295	13,771	290,966	195,114	27,616
Less: SBC	27,492	(740)	1,615	229	30,425	874	124
Less: IA amortization arising from Bain acquisition	793	811	824	117	1,577	1,635	231

Non-GAAP operating expense	135,096	97,747	94,856	13,425	258,964	192,605	27,261

Operating income/(loss)	43,262	(131,397)	(73,887)	(10,458)	96,302	(205,285)	(29,056)
Add: SBC	29,246	(41)	1,935	274	32,629	1,893	268
Add: IA amortization arising from Bain acquisition	4,290	4,388	4,456	631	8,531	8,843	1,251

Non-GAAP operating income/(loss)	76,798	(127,050)	(67,496)	(9,553)	137,462	(194,549)	(27,537)

Non-GAAP net income/(loss) per ADS attributable to RISE-basic (Notes 1)	0.97	(1.76)	(0.92)	(0.13)	1.73	(2.68)	(0.38)
Non-GAAP net income/(loss) per ADS attributable to RISE-diluted (Notes 1)	0.95	(1.76)	(0.92)	(0.13)	1.69	(2.68)	(0.38)

ADSs used in calculating net income/(loss) per ADS-basic (Notes 1):	56,731,151	56,378,155	56,378,422	56,378,422	57,134,907	56,378,289	56,378,289
ADSs used in calculating net income/(loss) per ADS-diluted (Notes 1):	57,413,371	56,378,155	56,378,422	56,378,422	58,399,350	56,378,289	56,378,289

Note 1: Each ADS represents two ordinary shares.